Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor			Predecessor
	Years Ended December 31,		Nine Months Ended December 31,	Three Months Ended March 31,	Years Ended December 31,
	2013	2012	2011	2011	2010	2009
Income before income tax expense	$1,566	1,391	892	490	1,873	1,921
Add: estimated fixed charges	557	513	342	171	689	705
Add: estimated amortization of capitalized interest	8	9	7	2	10	11
Less: interest capitalized	(17)	(18)	(5)	(3)	(12)	(10)
Total earnings available for fixed charges	$2,114	1,896	1,236	660	2,560	2,627
Estimate of interest factor on rentals	26	28	38	18	62	63
Interest expense, including amortization of premiums, discounts and debt issuance costs	514	467	299	150	615	632
Interest capitalized	17	18	5	3	12	10
Total fixed charges	$557	513	342	171	689	705
Ratio of earnings to fixed charges	3.8	3.7	3.6	3.9	3.7	3.7